SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated may 4th, 2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ________)

Enclosure:

Ducati Motor Holding announces capital increase for Euro 80 million

Bologna, Italy, May 4th, 2006 – The Board of Directors of Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), met today following Consob’s authorisation issued on May 3rd, 2006 to publish the prospectus relating to the offer of Ducati Motor Holding S.p.A. ordinary shares by way of subscription rights to its own shareholders pursuant to the capital increase as outlined in the press release on April 13th, 2006. The following was approved:

•	the maximum number of new shares to be issued under the capital increase is 160,343,960;
•	the relative issuing share price is Euro 0.4985
•	the ratio between shares offered by way of subscription rights and shares owned is 1 new share per 1 owned share.

The prospectus relating to the offer will be published today. The offer period and negotiation on the stock market of subscription rights will begin on May 8th, 2006, the last day of negotiation on the stock market of subscription rights will be May 19th, 2006. The offer period will end on May 26th, 2006, which is also the last day for payment of the new shares. Subscription rights not exercised by May 26th, 2006 will be offered on the stock market by Ducati Motor Holding S.p.A., according to art. 2441, sections 3 of the Italian civil code. At present, the expected start and end dates of the period for the offer on the stock exchange of subscription rights not exercised during the offer period will be from Monday June 5th, to Friday June 9th, 2006; the definitive start and end dates of the offer on the stock market will be communicated in a press release to the market.

Furthermore, the underwriting agreement was executed today whereby UniCredit Banca Mobiliare S.p.A. and the other members of the syndicate of stand-by underwriters have undertaken to subscribe to all the shares that may remain unsubscribed to at the end of the offer period on the stock market; such undertaking does not include those shares that World Motors S.A., World Motors Red S.c.A. and World Motors White S.c.A. have committed themselves to subscribe to as a result of the exercise of all their subscription rights based on the shares of the Company that they own.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, letter (t) of the Italian legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 4th, 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations